
November 10, 2022

Peter Saldarriaga
Chief Executive Officer
Belong Acquisition Corp.
202 Washington Street, Suite 401
Brookline, MA 02445

Re: Belong Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 31, 2022
File No. 001-40648

Dear Peter Saldarriaga:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark E. Rosenstein, Esq.